September 23, 2021
VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, N.E., Mail Stop 3233 Washington, D.C. 20549 Attention: Patrick Costello, Erin E. Martin

Re:    Jamestown Invest 1, LLC
Post-Qualification Offering Circular Amendment No. 2
File No. 024-11102
Acceleration Request
Requested Date: September 24, 2021
Requested Time: 4:30 p.m. Eastern Daylight Time
Dear Mr. Costello and Ms. Martin:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Jamestown Invest 1, LLC (the “Company”) hereby respectfully requests that the above-referenced post-qualification amendment on Form 1-A (the “Offering Statement”) be declared qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may orally request via telephone call to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).
The Company hereby authorizes Kevin E. Manz, Esq. of King & Spalding LLP, counsel to the Company, to make such request on its behalf.
In connection with this acceleration request, the Company acknowledges that:
•should the Commission or the Staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;
•the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
We request that we be notified of the qualification of the Offering Statement by telephone call to Kevin E. Manz, Esq. at (516) 225-7059 or by email (kmanz@kslaw.com). Please direct any
WORKAMER\09317\252001\37104408.v1-7/27/20

Matt Bronfman
Jamestown Invest 1, LLC
September 23, 2021

questions or comments regarding this acceleration request to Kevin E. Manz at (516) 225-7059 or by email (kmanz@kslaw.com).
Very truly yours,
Jamestown Invest 1, LLC
_/s/ Matt Bronfman__________
Matt Bronfman
Chief Executive Officer
Jamestown Invest 1, LLC
cc:    Benjamin Gust
Stephanie Bellinger
John Wilson
(Jamestown Invest 1, LLC)

C. Spencer Johnson
(King & Spalding LLP)